Cboe

April 23, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Taiwanese Trading Permit Holder Supplemental Application Form has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F of this Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 1:00pm on 04/23/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **04/23/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

26000196

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe Exchange, Inc (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/23/26 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: [signature] /signature executed at 1:00pm on 04/23/26/ (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 23rd day of APRIL (Month) 2026 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of ILLINOIS

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Taiwanese Trading Permit Holder Supplemental Application Form | Added 13 options products approved for trading in Taiwan.

Cboe Exchange, Inc.
Taiwanese Trading Permit Holder
Supplemental Application Form

The business organization referenced below ("Organization") certifies the following to Cboe Exchange, Inc. ("Cboe Options"):

The Organization is either a Futures Commission Merchant ("FCM") or a registered broker-dealer as defined under Taiwanese law and satisfies the applicable requirements for designation as either an FCM or registered broker-dealer.

The Organization will comply with the Taiwan Personal Data Protection Act ("PDPA") and will provide notification to and obtain the consent from individual customers to ensure that: (i) the individual customers' personal data may be provided to Cboe Options; and (ii) the use by and provision of personal data to Cboe Options is within the scope of the customers' consent or notice to the customer, as applicable.

Under Cboe Options Rule 3.5, each individual Trading Permit Holder ("TPH") must be domiciled in or each TPH organization must be organized under the laws of a jurisdiction expressly approved by Cboe Options, and will be subject to the jurisdiction of the federal courts of the United States and the courts of Illinois. Additionally, approval of a Taiwanese TPH is contingent upon the condition that the TPH does not trade in any Cboe Options product other than the Cboe Options products that have been expressly authorized for trading in Taiwan. Any violation of this condition will be considered a violation of Cboe Options' rules. The Organization certifies to Cboe Options that it will only enter orders and execute transactions on Cboe Options in Cboe Options products approved for trading in Taiwan and not in any other Cboe Options products. A list of Cboe Options products that are approved for trading in Taiwan is attached.

____
Trading Permit Holder ("TPH") Name

____
Signature of Authorized Officer, Partner or Managing Member of TPH

____
Printed Name

____
Title

____
Date

Cboe Exchange, Inc.
Taiwanese Trading Permit Holder
Supplemental Application Form
Attachment – List of Cboe Options Products
Approved for Trading in Taiwan
(as of April 15, 2026)

Options on the following stocks, exchange-traded products, and indexes (with options trading symbol) are currently approved for trading in Taiwan:

Stocks

Adobe Systems Inc.
ADT Inc
Advanced Micro Devices, Inc. (FLEX options included)
AFFIRM HOLDINGS INC.
AGNC Investment Corp
AIRBNB INC.
Albemarle Corporation
Alcoa Corp
Altc Acquisition Corporation
Amazon.com, Inc. (FLEX options included)
American Express Company
American International Group Inc.
Amgen Inc.
Anadarko Petroleum Corporation
Analog Devices, Inc.
Annaly Capital Management, Inc.
APA Corp
Apollo Global Management Inc
Apple Inc. (FLEX options included)
Applied Materials Inc.
APPLOVIN CORP
Archer Aviation Inc.
Arconic Inc.
Arista Networks Inc
Arm Holdings Plc /Uk
Ast Spacemobile, Inc.
ASTERA LABS, INC.
AT&T Inc. Com
Aurora Innovation, Inc.
Bank of America Corp.
Bath & Body Works, Inc.
Best Buy Company Inc.
Biogen Idec Inc.
Blackberry Limited
Blackstone Group Inc
Block, Inc.
Bloom Energy Corp
Blucora Inc.
Booking Holdings Inc.
Boston Scientific Corporation
Bristol Myers Squibb Company
Brocade Communications Systems Inc.
Bull Run Corporation
C3.AI INC
Calpine Corporation
Capital One Financial Corp.
Carrier Global Corp
Carvanna Co
Cava Group, Inc.
Celsius Holdings, Inc.
Centene Corp
Check Point Software Technologies Ltd.
Chewy Inc
Ciena Corporation Com New

Cirrus Logic Inc.
Cisco Systems, Inc.
Citigroup
Citrix Systems Inc.
Clear Channel Outdoor Holdings Inc.
Cloudfare Inc
Coca-Cola Company
Coeur Mining Inc
Coinbase Global, Inc.
CONFLUENT INC.
Constellation Brands, Inc.
CONSTELLATION ENERGY CORPORATION
COREWEAVE, INC. CLASS A COMMON STOCK
Corning Incorporated
COUPANY INC
Credo Technology Group Holding Ltd
CSX Corporation
Cypress Semiconductor Corporation
D.R. Horton Inc
Danaher Corporation
Datadog Inc
Deckers Outdoor Corp
Dell Technologies Inc
Dollar General Corp.
DOORDASH INC.
Draftkings Inc
DUOLINGO INC.
DUTCH BROS INC. CLASS A
D-Wave Quantum Inc
e.l.f. Beauty Inc
Eastman Kodak Company
eBay Inc.
EchoStar Corporation
Eli Lilly & Company
Energy Transfer LP
Enterprise Products Partners L.P.
EOG Resources Inc.
EQT Corporation
Ericcson
Exxon Mobil Corporation
Fifth Third Bancorp
First Horizon Corporation
First Solar, Inc.
FLEX LTD.
Fluor Corporation (NEW)
Ford Motor Company
Fortinet Inc
GameStop Corp.
Gap, Inc.
GE VERNOVA INC.
General Electric Company
General Motors Company
GITLAB INC
Goldman Sachs Group Inc.
Halliburton Company (holding company)
Hewlett Packard Enterprise Co
Hims & Hers Health, Inc.
Home Depot Inc.
Honeywell International Inc.
HP Inc.
Innodata Inc
Integrated Device Technology Inc.
Intel Corporation
Interactive Brokers Group, Inc.
International Paper Co.
Intuit Com
Ionq, Inc.
iShares Russell 2000 ETF (FLEX options only)
Jabil Circuit Inc.
Joby Aviation, Inc.

Johnson & Johnson
JPMorgan Chase & Company Com Stk
Juniper Networks Inc.
Kenvue Inc.
Keurig Dr Pepper Inc
Kohl's Corporation
Kratos Defense & Security Solutions, Inc
Las Vegas Sands Corp.
Lennar Corporation
Level 3 Communications Inc.
LITHIUM AMERICAS CORP
Lucid Group, Inc.
LYFT Inc
Marathon Patent Group Inc
McDonald's Corporation
Medtronic Inc.
Merck & Co. Inc.
Meta Platforms, Inc.
MGM Resorts International
Micron Technology Inc.
Microsoft Corporation
MicroStrategy Incorporated (FLEX options included)
Mongodb Inc
Motorola Solutions Inc.
Mp Materials Corporation
NEBIUS GROUP N.V.
NVIDIA Corporation (FLEX options included)
Nuscale Power Corporation
ON Semiconductor Corp
Oracle Corporation
Palantir Technologies Inc. (FLEX options included)
Palo Alto Networks Inc
PepsiCo Inc.
Pfizer Inc.
PG&E Corporation
Pinterest Inc
Procter & Gamble Co.
Qorvo, Inc.
Qualcomm Inc.
Rambus Inc.
REDDIT INC
Rigetti Computing, Inc.
Rite Aid Corporation
RIVIAN AUTOMOTIVE INC.
ROBINHOOD MARKET INC
ROBLOX CORPORATION
Rocket Companies Inc
Rocket Lab Usa, Inc.
Roku Inc
SAMSARA INC. CLASS A
SANDISK CORPORATION
Schlumberger Ltd.
Schwab Charles Corporation
SENTINELONE INC
Shopify Inc.
Snap Inc
SNOWFLAKE INC. CLASS A
Sofi Technologies, Inc.
Sonus Networks Inc.
Soundhound AI, Inc
Spotify Technology S.A.
Starbucks Corporation
Summit Therapeutics PLC
Super Micro Computer, Inc.
Syms Corp.
Synopsys, Inc.
Taiwan Semiconductor Manufacturing Co. Ltd (FLEX options only)

TEMPUS AI, INC. CLASS A
Tesla, Inc. (FLEX options only)
Texas Instruments Inc.
Thermo Fisher Scientific Inc.
T-Mobile US, Inc.
TOAST INC
Trade Desk Inc
Trump Media & Technology Group Corp.
Twilio Inc
U.S. Bancorp
Uber Technologies, Inc.
UIPATH INC
United Parcel Service, Inc.
UNITY SOFTWARE INC.
UPSTART HOLDINGS INC.

Exchange-Traded Products

2x Long VIX Futures ETF
ARK Innovation ETF
Consumer Discretionary Select Sector SPDR
Consumer Staples Select Sect. SPDR (ETF)
Direxion Daily 30 Yr Trsy Bull 3X Shares
Direxion Daily Semiconductor Bear 3X
Direxion Daily Semiconductor Bull 3X
Direxion Daily S&P 500 Bull 3X Shares
Direxion Daily Small Cap Bear 3X Shares
Direxion Daily Small Cap Bull 3X Shares
Direxion Daily S&P TSLA Bull 1.5X Shares
Energy Select Sector SPDR
Financial Select Sector SPDR
GraniteShares 2x Long NVDA Daily ETF
Health Care SPDR (ETF)
Industrial Select Sector SPDR Fund
Invesco QQQ Trust, Series 1 (FLEX options only)
Invesco S&P 500 Eql Wght ETF
iShares 20+ Year Treasury Bond

VENTURE GLOBAL, INC. CLASS A
Verisign Inc.
Verizon Communications
Vertiv Holdings Co.
Viavi Solutions Inc.
Vistra Corp
Vodafone Group PLC
Wal-Mart Stores, Inc.
Warner Bros. Discovery, Inc.
Wayfair Inc
Williams Companies
Wynn Resorts, Limited
Xerox Corporation
Yahoo Inc.
Zscaler Inc

iShares 7-10 Year Treasury Bond ETF

iShares Biotechnology

Ishares China Large-Cap Etf

iShares Gold Trust (ETF)

iShares iBoxx $ High Yield Corporate Bond ETF

iShares iBoxx $ Investment Grade Corporate Bond ETF

iShares MSCI Brazil Index (ETF)

iShares MSCI EAFE Index Fund (ETF)

iShares MSCI Emerging Markets

iShares MSCI Japan ETF

iShares Russell 2000

iShares S&P 500 Index (ETF)

iShares Silver Trust (ETF)

iShares U.S. Real Estate ETF

KraneShares Trust KraneShares CSI China Internet ETF

Materials Select Sector SPDR

ProShares Trust

ProShares UltraPro Short QQQ

ProShares UltraPro QQQ

ProShares Ultra VIX Short-Term Futures ETF

SPDR Dow Jones Industrial Average ETF Trust

SPDR Gold Trust (ETF)

SPDR KBW Regional Banking (ETF)

SPDR S&P 500 ETF Trust (FLEX options included)

SPDR S&P Biotech (ETF)

SPDR S&P Homebuilders (ETF)

SPDR S&P Retail (ETF)

Technology Select Sector SPDR Fund

T-REX 2X LONG MSTR DAILY TARGET

Utilities SPDR (ETF)

Vaneck Vectors Biotech

VanEck Vectors Gold Miners ETF

Vaneck Vectors Oil Services

Vaneck Vectors Semiconductor

Index

Cboe Volatility Index

Dow Jones Industrial Average Index

Mini-NDX Index

Mini-S&P 500 Index

NASDAQ 100 Index

Russell 2000 Index (RUTW and FLEX options included)

S&P 500 Index (SPXW and FLEX options included)